UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

DUMA ENERGY CORP.

(Name of Issuer)

Common Stock, Par Value $.001

(Title of Class of Securities)

264567108

(CUSIP Number)

Kent Watts,  Hydrocarb Corporation  3803 PINE BRANCH DRIVE  PEARLAND,  Texas  77581-8797  Phone : 281-978-2590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 04, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HYDROCARB CORPORATION 27-2027915

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Nil shares

	8	SHARED VOTING POWER
Nil shares

	9	SOLE DISPOSITIVE POWER
Nil shares

	10	SHARED DISPOSITIVE POWER
Nil shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Nil shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
N/A

On December 4, 2013, Hydrocarb Corporation sold its holdings (1,859,879 shares) to a private buyer. As a result, Hydrocarb Corporation is no longer owns shares in Duma Energy Corp.

Item 1.	Security and Issuer

This statement relates to the voting common stock, par value $0.001, of Duma Energy Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 800 Gessner, Suite 200, Houston, Texas 77024.

Item 2.	Identity and Background

(a)
This statement is filed by Hydrocarb Corporation.

The directors, executive officers and control persons of the Reporting Person are:

Kent Watts - Chairman, Chief Executive Officer
Pasquale Scaturro - President and Chief Operating Officer
Chuck Dommer - Vice President Exploration & Production

(b)
Hydrocarb Corporation
3803 Pine Branch Drive
Pearland, Texas 77581-8797

Executive officers, directors and control persons of Hydrocarb Corporation:
c/o Hydrocarb Corporation
3803 Pine Branch Drive
Pearland, Texas 77581-8797

(c)
Hydrocarb Corporation:

Hydrocarb Corporation is a petroleum exploration company.

Executive officers, directors and control persons of Hydrocarb Corporation:

Kent Watts - Chairman, Chief Executive Officer of Hydrocarb Corporation. In addition, Mr. Watts is a director of, and the Chairman of the board of, the Issuer.

Pasquale Scaturro - President and Chief Operating Officer of Hydrocarb Corporation. In addition, Mr. Scaturro is a director of the Issuer.

Chuck Dommer - Vice President Exploration & Production of Hydrocarb Corporation. In addition, Mr. Dommer is President of the Issuer.

(d)
During the last five years, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named above, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named above, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Hydrocarb Corporation:

Hydrocarb Corporation is organized under the laws of the State of Nevada.

Executive officers, directors and control persons of Hydrocarb Corporation:

Each of the persons listed above is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.	Purpose of Transaction

The Reporting Person no longer owns any shares of Duma Energy Corp.'s common stock.

The sale of the Reporting Person's shares was a condition to the Share Exchange Agreement ("Agreement")whereby Duma Energy Corp. acquired Hydrocarb Corporation. The Agreement is included as Exhibit 10.1 of Duma's 8-K filed on December 03, 2013; which disclosed the entry into the agreement on November 27, 2013.

Except as otherwise disclosed herein, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named above in Item 2, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
For the purposes of this statement, the Reporting Person is reporting herein that as of December 4, 2013 and as of the date hereof, the Reporting Person was the beneficial owner of zero shares (or approximately 0%) of the Issuer's common stock.

(b)
For the purposes of this statement, the Reporting Person is reporting herein that as of December 4, 2013 and as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, zero shares (or approximately 0%) of the Issuer's common stock.

(c)
As of December 4, 2013 and as of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, other than as disclosed herein.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
October 31, 2013	1,859,879 shares	$1.93

(d)
As of December 4, 2013 and as of the date hereof, to the best of the knowledge and belief of the Reporting Person, no person other than the Reporting Person or the individuals named in Item 2 above had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)	The Reporting Owner ceased to tbe the beneficial owner of more than five percent of the Issuer's common stock on December 4, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, has pledged securities of the Issuer, nor are the securities of the Issuer held by the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hydrocarb Corporation

December 09, 2013	By:	/s/ Kent Watts
Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)